ADMINISTRATIVE SERVICES AGREEMENT

Dated as of May 27, 2025

This Administrative Services Agreement (this "Agreement"), dated as of the date first set forth above (the "Effective Date") is entered into by and between Noyack Capital LLC, a New York limited liability company (the "Administrator"), and NOYACK LLC, a Delaware limited liability company (the "Issuer"). Each party hereto may be referred to herein individually as a "Party" and all parties may be referred to together as the "Parties." Capitalized terms not otherwise defined herein shall have the meanings given such terms in the Limited Liability Company Agreement of NOYACK LLC, dated as of May 27, 2025.

RECITALS:

WHEREAS, as of the Effective Date, the Issuer is engaged in the development and integration of advanced artificial-intelligence agents into a unified platform designed to assist individuals with the management of wealth and investment portfolios, and in activities ancillary or incidental thereto, as further described in the Issuer's offering materials filed with, or to be filed with, the U.S. Securities and Exchange Commission (the "SEC") in connection with its Regulation Crowdfunding offering of Class A Units (the "Offering");

WHEREAS, the Issuer desires that Noyack Capital LLC (the "Administrator") provide routine operational, administrative, management, advisory, consulting, and other services with respect to the Issuer's business and operations ("Entity-Level Services"), and the Administrator desires to render such Entity-Level Services on the terms and conditions set forth herein;

WHEREAS, the Issuer further desires that the Administrator provide services in support of the Issuer's software platform and AI agents, including product development and management, engineering and infrastructure, data governance and security, vendor and integration management, customer success and support, and related compliance and reporting ("Platform-Level Services"), and the Administrator desires to render such Platform-Level Services on the terms and conditions set forth herein;

WHEREAS, from time to time the Issuer may require transactional, extraordinary, or non-routine services ("Non-Routine Services"), and the Administrator is willing to provide such Non-Routine Services as needed on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
SERVICES

1.1 Engagement of Administrator. The Issuer hereby engages the Administrator, and the Administrator hereby agrees to provide the services described in this Article 1, subject to the terms and conditions of this Agreement and to the oversight of the Issuer's Board of Managers (the "Board"). The Administrator may perform such services directly or through its Affiliates, agents, contractors, or third-party service providers, as it deems appropriate in its reasonable

discretion; provided, that the Administrator shall remain responsible for the performance of any such Persons in accordance with this Agreement.

1.2 Entity-Level Services. The Administrator shall perform, or cause to be performed, routine operational, administrative, managerial, and advisory services necessary or desirable for the ordinary course of the Issuer's business (collectively, the "Entity-Level Services"). Without limiting the foregoing, such Entity-Level Services shall include the following:

(a) *Finance and Accounting*. Maintenance of the Issuer's books and records in accordance with generally accepted accounting principles; supervision of audits and tax return preparation; preparation of management and financial reports; processing of payables and receivables; coordination of banking, treasury, and cash-management activities; and oversight of capital calls and distributions;

(b) *Corporate Governance and Compliance*. Preparation of resolutions, minutes, consents, and other corporate documents; assistance in maintaining the Issuer's good standing in all jurisdictions of formation or qualification; coordination with counsel regarding SEC, FINRA, and other regulatory filings; and maintenance of policies and procedures, including KYC/AML and data-privacy compliance programs;

(c) *Human Capital and Administration*. Support for recruitment, onboarding, compensation, and benefits for personnel engaged in the Issuer's business; maintenance of personnel files; and coordination of payroll, insurance, and benefit administration;

(d) *Investor Relations and Communications*. Assistance in preparing and distributing investor communications and reports; administration of investor inquiries; maintenance of investor records and transfer-agent coordination; and preparation of offering-related or marketing materials consistent with applicable securities laws and the Issuer's internal review and approval processes; and

(e) *Facilities and General Administration*. Procurement and management of office space, information systems, equipment, and other administrative infrastructure used in connection with the Issuer's operations.

1.3 Platform-Level Services. The Administrator shall perform, or cause to be performed, services in support of the Issuer's software platform and artificial-intelligence ("AI") agents (collectively, the "Platform-Level Services"). Without limitation, such Platform-Level Services shall include the following:

(a) *Product Development and Management*. Assistance in the design, development, and ongoing enhancement of the Issuer's AI platform and related products; prioritization of feature roadmaps; coordination of product releases; and maintenance of documentation and testing protocols;

(b) *Engineering and Infrastructure*. Operation, monitoring, and maintenance of servers, cloud environments, APIs, databases, and code repositories; establishment of system-availability, uptime, and performance standards; and oversight of DevOps and infrastructure vendors;

(c) *Data Governance and Security.* Implementation and enforcement of policies regarding data collection, labeling, access control, retention, and deletion; encryption and cybersecurity practices; compliance with applicable privacy and data-protection laws; and maintenance of SOC 2 Type II or comparable information-security frameworks;

(d) *Vendor and Integration Management.* Identification, selection, and oversight of third-party technology providers and service integrations; negotiation of service-level agreements; and periodic review of vendor performance and compliance;

(e) *Customer Success and Support.* Operation of user-support channels, onboarding assistance, issue tracking, and customer-feedback management to improve user satisfaction and retention;

(f) *Compliance and Reporting.* Preparation of metrics, dashboards, and compliance reports relating to platform operation, data usage, and user activity; coordination with the Board regarding material incidents, outages, or security events; and maintenance of records documenting corrective actions taken; and

(g) *Quality Assurance and Testing.* Performance of pre-release testing, regression testing, and continuous monitoring of AI-agent performance, bias, and accuracy to ensure adherence to ethical-AI standards and regulatory expectations.

1.4 Non-Routine Services. From time to time, the Issuer may request, and the Administrator may agree to perform, extraordinary, transactional, or other non-routine services ("Non-Routine Services"). Such Non-Routine Services may include, without limitation: (a) structuring or execution of mergers, acquisitions, dispositions, or joint ventures; (b) significant financings, restructurings, or recapitalizations; (c) material litigation support or dispute resolution; (d) specialized regulatory investigations or audits; or (e) other projects outside the ordinary course of the Issuer's operations. Any such Non-Routine Services shall be subject to separate written authorization by the Issuer and may be compensated in accordance with Section 3 of this Agreement.

1.5 Standard of Performance. In performing the services, the Administrator shall act in good faith and in a commercially reasonable manner, consistent with sound professional standards and the Administrator's obligations under the LLC Agreement. The Administrator shall allocate sufficient qualified personnel and resources, to perform the services and shall use its best efforts to ensure that the services are performed efficiently and in compliance with applicable law.

1.6 Cooperation and Information Access. The Issuer shall furnish to the Administrator such information, records, data, and access to systems and personnel as the Administrator may reasonably require to perform the services. The Administrator shall maintain the confidentiality of all such information in accordance with Section 7 of this Agreement.

1.7 Delegation and Third-Party Service Providers. The Administrator may, with the Issuer's prior written consent (which shall not be unreasonably withheld), engage Affiliates or independent contractors to perform any portion of the services; provided that the Administrator shall remain responsible for the supervision and quality of all work so performed and for compliance with the terms of this Agreement.

1.8 Modification of Services. The Parties may, from time to time, by mutual written agreement, modify the scope of services provided hereunder to reflect changes in the Issuer's business, regulatory environment, or operational needs, without requiring amendment of this Agreement unless such modification materially alters the economic terms or obligations of either Party (as defined in Article 3).

ARTICLE 2
OTHER RELATED ACTIVITIES

2.1 Permitted Activities. The Administrator and its Affiliates may engage in and possess interests in other business ventures, investment vehicles, or enterprises of every kind and description, whether or not such ventures are competitive with the Issuer's business, including, without limitation, activities involving artificial-intelligence research and development, data analytics, software-infrastructure development, software-as-a-service products, investment-advisory technologies, and other digital-platform operations. Except as otherwise provided herein or in the LLC Agreement, neither the Administrator nor any Affiliate shall be required to offer any investment, service, or business opportunity to the Issuer, and the Issuer acknowledges that the Administrator and its Affiliates may devote time and resources to such activities as they deem appropriate.

2.2 Conduct of Other Activities. In conducting any such activities, the Administrator shall:

(a) act in good faith and in a commercially reasonable manner to avoid conflicts of interest with the Issuer,

(b) maintain adequate internal procedures and information barriers to prevent the misuse or unauthorized disclosure of the Issuer's confidential information, and

(c) comply with the Administrator's obligations under Section 7 (Confidentiality) and under any applicable law, regulation, or fiduciary duty.

2.3 Transactions with the Issuer. Any transaction between the Issuer, on the one hand, and the Administrator or any of its Affiliates, on the other hand, shall be effected on terms that are fair and reasonable to the Issuer and no less favorable to the Issuer than those that would be obtained in an arm's-length transaction with an unrelated third party. All such transactions shall be approved by the Issuer's Board of Managers (or a committee thereof) in accordance with the LLC Agreement.

2.4 Use of Name and Intellectual Property. The Issuer may use the "NOYACK" name, trademarks, or other intellectual-property assets of the Administrator or its Affiliates only with the Administrator's prior written consent, and solely in connection with the Issuer's lawful business activities. The Administrator may revoke such consent upon reasonable notice to the Issuer if continued use could, in the Administrator's reasonable judgment, result in reputational or legal harm.

2.5 No Limitation on Administrator. Nothing in this Agreement shall be construed to restrict the Administrator or any of its Affiliates from rendering services to other persons or entities, engaging in other business ventures, or entering into similar administrative-services

agreements with other companies, provided that the Administrator continues to perform its obligations to the Issuer in accordance with this Agreement and the LLC Agreement.

ARTICLE 3
COMPENSATION AND EXPENSES

3.1 Compensation and Expenses. The Issuer shall pay the Administrator, as compensation for the services described in Article 1 hereof, the following fees and expense reimbursements:

(a) *Asset Management Fee*. The Administrator will be entitled to receive an annual asset management fee (the "Fee") equal to two percent (2%) of the aggregate value of the outstanding Class A Units, as determined by the then-current transaction price established pursuant to the Issuer's offering materials, issued on a quarterly basis in arrears, commencing on the date of the initial closing of the Offering. The Fee is payable, at the sole option of the Administrator, in Units (valued at the then current transaction price) or cash (funded by proceeds from the Offering). There is no overall limit on the number of Units that may be issued to pay the Fee;

(b) *Reimbursement of Expenses*. The Issuer also will pay directly or reimburse the Administrator, as the case may be, for all reasonable, documented out-of-pocket costs and expenses incurred in connection with the performance of the services, including, without limitation, all organization and offering expenses, software-licensing, hosting, cloud-infrastructure, professional services, legal and audit fees, regulatory filings, and other direct third-party costs, provided that any single expense exceeding a threshold established by the Board shall require prior written approval. These expenses will be paid from the Issuer's working capital, which will include proceeds from the Offering, operating revenues, and proceeds from the sale of the Issuer, if applicable; and

(c) *Subordinated Participation in Distributions*. The Administrator will be entitled to receive twenty percent (20%) of the profit, if any, earned by the Issuer upon the sale of the Issuer if the Administrator determines to distribute the proceeds of such individual sale to the members of the Issuer in accordance with Section 3.3(b) of the Limited Liability Company Agreement of the Issuer.

3.2 Non-Routine Services Compensation. In addition to the Fee described in Section 3.1(a) and the expense reimbursements described in Section 3.1(b), for any Non-Routine Services authorized under Section 1.4, the Administrator shall be entitled to such additional compensation as may be agreed in writing by the Parties and approved by the Board. Any such compensation shall be on terms that are fair and reasonable to the Issuer and consistent with Section 2.3 of this Agreement. The Board, in its sole discretion, shall have the authority to suspend all or any part of the reimbursement obligation, without interest or penalty, until the Issuer is sold. Reimbursement for Non-Routine Services may be made by the Issuer out of the proceeds from a sale of the Issuer.

3.3 Form of Payment. The Fee and any other amounts payable hereunder may be paid in cash or, subject to Board approval and applicable law, in Class A Units of the Issuer valued at the then-current offering price (or such other valuation method as the Board may determine in good faith). The issuance of Class A Units shall be earned ratably on the basis of a 360-day year comprised of twelve (12), thirty-day (30-day) months. If and when the Issuer is sold, the Class A

Units actually earned by the Administrator (based on the number of days elapsed between the Effective Date and the date, to and excluding the date of consummation of the sale of the Issuer) shall be determined, and any excess Class A Units previously received by the Administrator, if any, shall be refunded to the Issuer. Any shortfall in Class A Units payable or issuable to the Administrator shall be issued to the Administrator on or immediately prior to the consummation of such sale. The method and timing of payment shall be documented in the Issuer's books and disclosed in its offering materials as appropriate.

3.4 Tax Matters. All fees and reimbursements hereunder are stated exclusive of applicable taxes. The Issuer shall be responsible for any sales, use, value-added, or similar tax imposed by law with respect to the services, other than taxes imposed on the Administrator's net income.

3.5 Withholding and Set-Off. The Issuer may withhold from any payment due to the Administrator any amount required to be withheld under applicable law. Except as otherwise approved by the Board, neither Party may set off any claims against amounts due under this Agreement without the prior written consent of the other Party.

ARTICLE 4
INDEMNIFICATION

4.1 Indemnification of Protected Persons. To the fullest extent permitted by law, the Issuer shall indemnify, hold harmless, protect, and defend the Administrator, its Affiliates, any officer, manager, board member, employee, or any direct or indirect partner, member, or shareholder of the Administrator, any Person who serves at the request of the Administrator on behalf of the Issuer as an officer, director, partner, member, manager, board member, shareholder, or employee of any other Person, and any Person who was, at the time of the act or omission in question, such a Person (each, a "Protected Person"), against any losses, claims, damages, or liabilities, including legal fees, costs, and expenses incurred in investigating or defending against any such losses, claims, damages, or liabilities, or in enforcing the Protected Person's right to indemnification under this Agreement (collectively, "Liabilities"), to which any Protected Person may become subject (i) by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of such Person or (ii) by reason of the fact that it is or was acting in connection with the activities of the Issuer in any capacity or serving at the request of the Issuer as a partner, member, shareholder, director, officer, employee, or agent of any Person.

Notwithstanding the foregoing, no Protected Person shall be entitled to indemnification under this Section 4.1 to the extent that any Liability results from such Protected Person's own (a) actual fraud; (b) gross negligence; (c) willful misconduct; (d) bad faith; (e) breach of fiduciary duty; (f) reckless disregard of duty; (g) material breach of this Agreement; or (h) conduct that is the subject of a criminal proceeding in which such Protected Person had reasonable cause to believe such conduct was unlawful.

The termination of any proceeding by settlement, judgment, order, conviction, or upon a plea of *nolo contendere* (or its equivalent) shall not, by itself, create a presumption that such Protected Person's conduct constituted actual fraud, gross negligence, willful misconduct, bad

faith, breach of fiduciary duty, reckless disregard of duty, material breach of this Agreement, or the commission of a crime, except where a judgment, order, or conviction expressly so provides.

4.2 Reimbursement of Expenses. The Issuer shall promptly reimburse, and/or advance to the extent reasonably required, each Protected Person for reasonable legal or other expenses (including, without limitation, investigative, regulatory-response, compliance, or cybersecurity-related costs) incurred by such Protected Person in connection with investigating, preparing to defend, or defending any claim, action, suit, investigation, or proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to this Article 4; provided that such Protected Person executes a written undertaking to repay the Issuer for such reimbursed or advanced expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by this Article 4.

In any such matter involving multiple Protected Persons, such Protected Persons shall jointly employ, at the expense of the Issuer, counsel of their choice, which counsel shall be reasonably satisfactory to the Issuer; provided, that if joint representation would create a conflict of interest, each Protected Person whose participation would cause such conflict shall have the right to employ, at the expense of the Issuer, separate counsel of such Protected Person's choice, which counsel shall be reasonably satisfactory to the Issuer.

Notwithstanding the foregoing, if the Issuer acknowledges in writing its obligation to indemnify any Protected Person for a claim, action, suit, investigation, or proceeding brought by a third party, the Issuer shall be entitled to select counsel to defend such matter, subject to the reasonable approval of the Protected Person, which approval shall not be unreasonably withheld or delayed.

4.3 Survival of Protection. The provisions of this Article 4 shall continue to afford protection to each Protected Person regardless of whether such Protected Person remains in the position or capacity pursuant to which such Protected Person became entitled to indemnification under this Article 4 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

4.4 Recovery. Each Protected Person shall use its reasonable efforts to pursue other third-party sources of indemnification or recovery (including any applicable insurance policies) in respect of any Liabilities for which it or any Protected Person may require indemnification pursuant to this Article 4. If any Protected Person recovers any amounts in respect of any Liabilities from insurance coverage or any third-party source, then such Protected Person shall, to the extent that such recovery is duplicative, reimburse the Issuer for any amounts previously paid to it by the Issuer in respect of such Liabilities.

4.5 Survival. The rights of indemnification provided in this Article 4 will be in addition to any rights to which a Protected Person might otherwise be entitled by contract or as a matter of law and shall extend to each of such Protected Person's heirs, successors and assigns. The provisions of this Article 4 shall survive the termination of this Agreement.

4.6 Exceptions to Indemnification. Notwithstanding anything to the contrary contained herein, the Issuer's obligations under Section 4.1 (Indemnification of Protected Persons) and

Section 4.2 (Reimbursement of Expenses) shall not apply to any action, suit, claim, or proceeding arising out of or relating to any dispute among the Administrator and its respective officers, directors, partners, members, employees, or other personnel, including, without limitation, any claim by one or more such persons against the Administrator or against any other current or former officer, director, partner, member, employee, or personnel of the Administrator.

ARTICLE 5
ASSIGNMENT

5.1 Assignment. Neither Party may assign this Agreement, in whole or in part, or delegate the performance of any of its obligations hereunder, without the prior written consent of the other Party; provided, however, that the Administrator may, upon written notice to the Issuer (and without further consent), assign or delegate its rights or obligations under this Agreement to any of its Affiliates, so long as such Affiliate possesses the requisite resources and expertise to perform the services in accordance with this Agreement.

Any permitted assignment shall not release the assigning Party from its obligations under this Agreement unless expressly agreed in writing by the other Party.

Any attempted assignment or delegation in violation of this Section shall be null and void.

ARTICLE 6
TERM AND TERMINATION

6.1 Term and Termination. This Agreement shall continue in full force and effect until terminated upon the first to occur of the following events:

(a) the dissolution or winding up of the Issuer;

(b) written notice of termination from the Administrator, delivered to the Issuer not less than sixty (60) days prior to the effective date of such termination, if the Administrator elects to withdraw as administrator of the Issuer and to cease providing services of the type described herein; or

(c) the mutual written agreement of the Parties to terminate this Agreement.

Upon termination, the Administrator shall cooperate in good faith to facilitate an orderly transition of services to the Issuer or its designee, as applicable.

6.2 Termination by the Issuer. In addition to the termination events set forth in Section 6.1, the Issuer may terminate this Agreement at any time upon the occurrence of any of the following events:

(a) the commission by the Administrator or any of its executive officers of fraud, gross negligence, or willful misconduct;

(b) the conviction of the Administrator or any of its executive officers of a felony;

(c) a material breach by the Administrator of any term of this Agreement that is not cured within thirty (30) days after receipt by the Administrator of written notice thereof from the Issuer (provided that if such breach is not reasonably capable of cure within thirty (30) days but the Administrator is diligently pursuing such cure, no such event shall be deemed to have occurred unless and until the Administrator fails to complete such cure within sixty (60) days after receiving such notice);

(d) a material violation by the Administrator or any of its executive officers of any applicable law that has a material adverse effect on the business or operations of the Issuer as determined in good faith by the Board; or

(e) the bankruptcy, insolvency, receivership, or assignment for the benefit of creditors of the Administrator.

6.3 Payment of Accrued Costs and Reimbursements. Upon termination of this Agreement for any reason, each Party shall pay or reimburse the other, as applicable, for any accrued but unpaid fees, expenses, or other amounts owed under this Agreement through the effective date of termination. If the Issuer does not have sufficient available funds on such date, payment shall be made as soon as reasonably practicable after funds become available.

ARTICLE 7
NOTICES

7.1 Notices and Communications. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed given when (a) delivered personally, (b) sent by a nationally or internationally recognized overnight courier service, (c) mailed by registered or certified mail, return receipt requested, postage prepaid, or (d) sent by email, provided that receipt of such email is confirmed by a reply email or other electronic confirmation. All such communications shall be addressed as follows (or to such other address as either Party may designate by written notice to the other Party in accordance with this Section):

If to the Administrator:

Noyack Capital LLC
33 Park Place, Suite 400
New York, NY 10007
Attention: Charles J. Follini
Email: cj@noyackcapital.com

If to the Issuer:

NOYACK LLC
33 Park Place, Suite 400
New York, NY 10007
Attention: Stephen I. Robie
Email: stephen@wearenoyack.com

Notices delivered by email shall be deemed written notices for all purposes of this Agreement and shall satisfy any requirement herein that a notice be "in writing."

7.2 Receipt of Notices. Unless earlier received, any notice or other communication shall be deemed received:

(a) if sent by nationally or internationally recognized overnight courier service, on the second (2nd) business day after delivery to such courier;

(b) if sent by registered or certified mail, return receipt requested, when actually received;

(c) if sent by standard first-class or airmail, on the fifth (5th) business day after posting; and

(d) if sent by email or delivered by hand, on the date of actual receipt, as evidenced by confirmation of delivery, reply email, or other electronic acknowledgment.

ARTICLE 8
CONFIDENTIALITY

8.1 Definition of Confidential Information. For purposes of this Agreement, "Confidential Information" means all non-public information, data, materials, and records, in whatever form or medium, whether oral, written, electronic, or otherwise, that are disclosed or made available by one Party (the "Disclosing Party") to the other Party (the "Receiving Party") in connection with this Agreement.

Confidential Information includes, without limitation: (a) business plans, strategies, forecasts, financial statements, and investor information; (b) information concerning personnel, contractors, vendors, or customers; (c) proprietary technology, software, algorithms, models, datasets, and trade secrets; (d) platform or product specifications, architecture, or performance data; and (e) any information derived from, or based upon, any of the foregoing.

8.2 Obligation of Confidentiality. The Receiving Party shall maintain the confidentiality of the Disclosing Party's Confidential Information and shall not, without the Disclosing Party's prior written consent, disclose such information to any Person other than its employees, managers, officers, agents, or professional advisors who have a need to know such information for purposes of performing this Agreement and who are bound by confidentiality obligations at least as protective as those contained herein. The Receiving Party shall use the Confidential Information solely for the purpose of fulfilling its obligations or exercising its rights under this Agreement and for no other purpose.

8.3 Standard of Care. Each Party shall exercise at least the same degree of care in protecting the other Party's Confidential Information as it uses to protect its own confidential or proprietary information of a similar nature, but in no event less than a commercially reasonable standard of care. The Administrator's obligations under this Section 8.3 shall include maintaining appropriate administrative, technical, and physical safeguards consistent with applicable data-protection and privacy laws as may be updated from time to time.

8.4 Permitted Disclosures. Notwithstanding the foregoing, the Receiving Party may disclose Confidential Information: (a) as required by law, regulation, or valid legal process, provided that the Receiving Party gives prompt written notice to the Disclosing Party (to the extent legally permitted) to allow the Disclosing Party to seek a protective order or other appropriate remedy; (b) to the extent necessary to enforce its rights or defend itself in any proceeding arising under this Agreement; or (c) with the Disclosing Party's prior written consent.

8.5 Exclusions. Confidential Information does not include information that: (a) was or becomes publicly available through no breach of this Agreement; (b) was known to the Receiving Party prior to disclosure by the Disclosing Party, as evidenced by contemporaneous written records; (c) is received from a third party who is not under an obligation of confidentiality with respect thereto; or (d) is independently developed by the Receiving Party without use of or reference to the Disclosing Party's Confidential Information.

8.6 Return or Destruction. Upon termination of this Agreement or upon the Disclosing Party's written request, the Receiving Party shall promptly return or securely destroy all copies of the Disclosing Party's Confidential Information in its possession or control, except to the extent that retention is required by applicable law or regulatory obligation, or to maintain customary business or legal records.

8.7 Survival. The obligations of confidentiality and non-use set forth in this Article 8 shall survive the termination or expiration of this Agreement for a period of five (5) years, or, with respect to trade secrets or personally identifiable information, for so long as such information remains confidential under applicable law.

ARTICLE 9
ARBITRATION

9.1 Agreement to Arbitrate; Scope. Either Party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of any claim, dispute, or controversy (each, a "Claim") be final and binding arbitration pursuant to this Section 9 (this "Arbitration Provision"). The arbitration shall be conducted in New York, New York.

As used in this Arbitration Provision, "Claim" includes any past, present, or future dispute involving the Parties or any Protected Person relating to or arising out of this Agreement, including (except as otherwise provided in the last sentence of Section 9.5) any question regarding the validity or enforceability of this Arbitration Provision, any part thereof, or this Agreement as a whole. Claims are subject to arbitration regardless of whether they arise in contract, tort (intentional or otherwise), statute, common law, equity, or otherwise, and include (without limitation) matters asserted as initial claims, counterclaims, cross-claims, or third-party claims. The scope of this Arbitration Provision shall be given the broadest possible interpretation that is enforceable.

9.2 Arbitration Administration and Rules. The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS (each, an "Arbitrator Administrator"). The arbitration shall be conducted in accordance with the rules and policies of the selected Arbitrator Administrator, except to the extent those rules conflict with this Arbitration

Provision or applicable law. In the event of a conflict, this Arbitration Provision shall control, unless all parties to the arbitration consent in writing to apply the Arbitrator Administrator's rules.

9.3 Costs and Attorneys' Fees. If a Party elects arbitration, such party shall pay all filing costs and administrative fees of the Arbitrator Administrator (other than hearing fees). Each Party shall bear the expense of its own attorneys' fees, except to the extent otherwise required by applicable law.

9.4 Arbitration Appeals and Finality. Within thirty (30) days of a final award by the arbitrator, a Party may appeal the award for reconsideration by a three-arbitrator panel selected in accordance with the rules of the Arbitrator Administrator. An opposing Party may cross-appeal within thirty (30) days after receiving notice of the appeal.

The panel shall reconsider *de novo* all aspects of the initial award that are appealed. The costs and conduct of any appeal shall be governed by this Arbitration Provision and the Arbitrator Administrator's rules in the same manner as the initial arbitration proceeding.

Any award by the individual arbitrator that is not appealed, and any panel award on appeal, shall be final and binding (subject only to appeal rights under the Federal Arbitration Act (the "FAA")) and may be entered as a judgment in any court of competent jurisdiction.

9.5 Small Claims and Class Action Waiver. Each Party agrees not to invoke its right to arbitrate any individual Claim that a Party may bring in Small Claims Court or an equivalent court, if any, so long as such Claim remains pending only in that court.

EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS A PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN COURT AS CLASS, REPRESENTATIVE, OR COLLECTIVE ACTIONS.

9.6 Joinder, Consolidation, and Scope of Awards. Unless otherwise provided in this Agreement or consented to in writing by all Parties to the arbitration, no Party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated entities in the same arbitration unless those persons are Parties to a single transaction.

Unless consented to in writing by all Parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named Parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named Party, or resolve any Claim of anyone other than a named Party, or (ii) make an award for the benefit of, or against, anyone other than a named Party. No Party or arbitrator shall have the power or authority to waive, modify, or fail to enforce this Section 9.6, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this Section 9.6 shall be determined exclusively by a court and not by the party or any arbitrator.

9.7 Governing Law; Arbitration Procedures. This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable

under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

9.8 Survival and Severability. This Arbitration Provision shall survive (i) the suspension, termination, revocation, amendment, or expiration of this Agreement or the relationship between the Parties; and (ii) the bankruptcy or insolvency of any Party.

If any portion of this Arbitration Provision, other than Section 9.5 (Small Claims and Class Action Waiver), is determined to be invalid or unenforceable, the remaining portions shall nevertheless remain valid and in force and effect. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings set forth in Section 9.5 are finally adjudicated to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

ARTICLE 10
MISCELLANEOUS

10.1 Amendment. This Agreement may be amended or modified only by a written instrument executed by both Parties or their respective successors or permitted assigns.

10.2 Covenant to Provide Financial Information and Maintain Sufficient Capital. The Administrator shall obtain and maintain sufficient capital to fulfill its obligations under this Agreement and shall at all times remain solvent. The Administrator shall report to the Issuer, on a semi-annual basis, summary information regarding its current and total assets, current and total liabilities, and total equity, presented in accordance with generally accepted accounting principles (GAAP) or such other standards as may be reasonably acceptable to the Issuer.

10.3 Waivers. No provision of this Agreement shall be waived except by a written instrument executed by the Party granting the waiver.

10.4 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to its subject matter and supersedes all prior and contemporaneous agreements, understandings, or representations, whether written or oral, relating thereto, except as expressly set forth herein.

10.5 Severability. If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not be affected or impaired thereby, and such invalid, illegal, or unenforceable provision shall be deemed modified to the minimum extent necessary to make it valid and enforceable to the fullest extent permitted by law.

10.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to its conflicts of laws principles. Any judicial proceeding arising out of or relating to this Agreement, including, without limitation, the enforceability of the arbitration provisions of this Agreement or the confirmation or enforcement

of any arbitration award, shall be brought exclusively in the federal or state courts located in the City of New York, which courts shall have exclusive jurisdiction and venue over such matters.

10.7 Limitation on Damages. IN NO EVENT SHALL ANY PARTY BE LIABLE TO ANY OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, EXEMPLARY, OR PUNITIVE DAMAGES, INCLUDING ANY LOSS OF PROFITS OR BUSINESS INTERRUPTION, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING LIMITATION SHALL APPLY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE, OR REGULATION.

10.8 Waiver of Jury Trial.

THE PARTIES ACKNOWLEDGE THAT THEY HAVE THE RIGHT TO LITIGATE CLAIMS IN COURT BEFORE A JUDGE OR JURY, BUT THAT RIGHT WILL NOT APPLY IF ANY PARTY ELECTS ARBITRATION PURSUANT TO ARTICLE 9 OF THIS AGREEMENT.

TO THE EXTENT ANY CLAIM IS HEARD IN COURT RATHER THAN THROUGH ARBITRATION, EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

10.9 Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.10 Third-Party Beneficiaries. Each Protected Person is an intended third-party beneficiary of this Agreement and shall have the right to enforce its rights hereunder as if it were a direct Party hereto. Except as expressly provided in the foregoing sentence, this Agreement is solely for the benefit of the Parties and their respective successors and permitted assigns, and no other Person shall have any rights or remedies under or by reason of this Agreement.

10.11 Headings. The headings and captions in this Agreement are for convenience of reference only and shall not define, limit, or affect the meaning or interpretation of any provision of this Agreement.

10.12 Interpretation. Wherever the context so requires, words in the singular include the plural and vice versa, and words denoting any gender include all genders.

10.13 Survival. The provisions of this Agreement that by their nature or express terms are intended to survive termination or expiration, including without limitation Articles 4 (Indemnification), 8 (Confidentiality), and 9 (Arbitration), and Sections 3.1 through 3.3 (Compensation and Expenses), 6.3 (Payment of Accrued Costs and Reimbursements), 10.6 (Governing Law), 10.7 (Limitation on Damages), and this Section 10.13, shall survive the termination or expiration of this Agreement and remain in full force and effect in accordance with their terms.

10.14 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures delivered by electronic transmission (including PDF or other electronic signature formats) shall be deemed to have the same legal effect as delivery of an original signed copy.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties hereto have entered into this Agreement as of the Effective Date.

ADMINISTRATOR:

Noyack Capital LLC,
a New York limited liability company

Signed by:
By: Charles J. Follini
440C9103CE2E484
Name: Charles J. Follini
Title: Managing Principal

ISSUER:

NOYACK LLC,
a Delaware limited liability company

Signed by:
By: Charles J. Follini
440C9103CE2E484
Name: Charles J. Follini
Title: Chief Executive Officer